Filed by Cullen/Frost Bankers, Inc. pursuant to Rule
425 under the Securities Act of 1933, as amended

Subject Company: Horizon Capital Bank
Commission File No.: 132-02300

Date: May 2, 2005

Forward-Looking Statements

     Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Cullen/Frost Bankers, Inc. with the Securities and Exchange Commission (“SEC”), in press releases, and in oral and written statements made by or with the approval of Cullen/Frost that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between Cullen/Frost and Horizon Capital Bank, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and expectations of Cullen/Frost or Horizon or their managements or Boards of Directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “targeted”, “continue”, “remain”, “will”, “should”, “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of Cullen/Frost and Horizon will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (vi) the failure of Horizon’s shareholders to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on Cullen/Frost and Horizon and their customers and Cullen/Frost’s and Horizon’s assessment of that impact; (viii) changes in the level of non-performing assets and charge-offs; (ix) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; (x) inflation, interest rate, securities market and monetary fluctuations; (xi) changes in the competitive environment among financial holding companies and banks; and (xii) changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Cullen/Frost and Horizon must comply. Additional factors that could cause Cullen/Frost’s results to differ materially from those described in the forward-looking statements can be found in Cullen/Frost’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Cullen/Frost or Horizon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Cullen/Frost and Horizon undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information

In connection with the proposed merger with Horizon Capital Bank, Cullen/Frost Bankers, Inc. will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Horizon Capital Bank and a Prospectus of Cullen/Frost, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Cullen/Frost at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at http://www.frostbank.com under the tab “About Frost” and then under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Greg Parker, Executive Vice President & Director of Investor Relations, Cullen/Frost Bankers, Inc., P.O. Box 1600, San Antonio, Texas 78296, (210) 220-5632.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933, as amended:

Exhibit 99.1 — Investor relations presentation.

Cullen/Frost Bankers, Inc.

Cautionary Statement
Additional Information
Company Profile
Relationship Banking
Strategic Position
Market Demographics
Texas Energy
San Antonio
Houston
Dallas / Fort Worth
Austin
Corpus Christi
Rio Grande Valley
Strategic Position
Deposit Growth
Deposit Growth by Region
Loan Growth
Loan Growth by Region
Loans & Deposits
Total Revenue 2004
Service Charges on Deposits
Correspondent Banking
Financial Management Group
Frost Insurance Agency (FIA)
Loan Portfolio & Credit Quality
Credit Quality
Financial Performance
Capital Management
E-Commerce
Bank Acquisition History
Insurance Acquisition History
Current Ratings
Capital Management
Total Revenue
Service Charges on Deposits
Financial Management Group
Frost Insurance Agency (FIA)

Cautionary Statement Certain statements contained in this package that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Corporation's future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Corporation that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of Cullen/Frost or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: Local, regional, national and international economic conditions and the impact they may have on the Corporation and its customers and the Corporation's assessment of that impact. Changes in the level of non-performing assets and charge-offs. Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements. The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board. Inflation, interest rate, securities market and monetary fluctuations. Political instability. Acts of war or terrorism. The timely development and acceptance of new products and services and perceived overall value of these products and services by users. Changes in consumer spending, borrowings and savings habits. Changes in the financial performance and/or condition of the Corporation's borrowers. Technological changes. Acquisitions and the integration of acquired businesses. See the Corporation's Current Report on Form 8-K filed with the SEC on April 22, 2005. The ability to increase market share and control expenses. Changes in the competitive environment among financial holding companies. The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Corporation and its subsidiaries must comply. The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters. Changes in the Corporation's organization, compensation and benefit plans. The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews. Greater than expected costs or difficulties related to the integration of new products and lines of business. The Corporation's success at managing the risks involved in the foregoing items. Forward-looking statements speak only as of the date on which such statements are made. The Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information

Company Profile Our Founder Col. T.C. Frost www.frostbank.com Headquartered in San Antonio, we are the largest Texas-based bank holding company $9.8 Billion in assets $17.2 Billion in trust assets 2004 ROA 1.47% 78 locations in 12 Texas markets Founded in 1868

Relationship Banking Caring Excellence Integrity Mission Statement We will grow and prosper, building long-term relationships based on top quality service, high ethical standards and safe, sound assets. Core Values

Strategic Position "In order to compete with the megabanks, it is important that we have a broad range of products. But at the same time, it's important that we deliver in a community banking organization." Dick Evans Share of Banking Assets Percent of Institutions Product driven Relationship driven 1% Mega Banks Community Banks 70% 3% 96% 20% 10% Frost Bank Deliver Relationship with product selection

Market Demographics Home to 3 of the top 10 largest cities in the United States. Houston #4 San Antonio #8 Dallas #9 Texas Ranks 2nd in U.S. population at 21.3 million Represents 70% of the State's population Texas median Household inc. $39,090 Median Household inc. $43,743 1990 - 2000 Population growth 22.8% Ranks 8th in world economies over 7% of U.S. population United States 1990 - 2000 Population growth 13.2% CFR Markets Source - U.S. Census Bureau and Texas Comptroller

Texas Energy 1980 0.294 2003 0.172 1980 2003 2003 1981 Oil & Gas Jobs Oil & Gas State Taxes (percent of Texas nonfarm employment) (percent of revenue) Source: Texas Workforce Commission, Texas Comptroller's Office

Texas Energy GSP Nonfarm employment Rig Count Oil & Gas employment 1970-1987 0.026 0.01 0.2 0.095 1988-2002 0.004 0 0.066 0.011 1970 - 1987 Source: Federal Reserve Bank of Dallas - Southwest Economy issue 5 Effect of 10 Percent Increase in Oil Prices on Texas Economy 1988 - 2002

San Antonio 20 Deposit Rank #1 * 8th Largest city in the U.S. Home to 5 Fortune 500 companies Yr. over Yr. job growth was 2.54% as of Dec 2004. Nat'l Avg. was 1.24%. Major industries include: Biomedical,Tourism and Military. Over two-thirds of the trade between the US and Mexico is moved through the area. Future home to Toyota's newest $800MM Truck Plant in North America. Expected to create 2,000 directly related jobs. * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Bexar county)

Houston Deposit Rank #9 * 4th Largest city in the US Home to 19 Fortune 500 companies More than half of the world's 100 largest non-US based corporations have operations in Houston. Port of Houston contributes $ 7.7 Billion to the local economy and provides 200,000 direct and related jobs. Yr. over Yr. job growth was 2.60% as of Dec 2004. Nat'l Avg. was 1.24%. The Houston CMSA, if it were a state, would rank 22nd in population, behind Minnesota and ahead of Louisiana and Alabama. * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Harris county) 1 2 3 4 5 5 Horizon Capital Bank locations Proposed merger announced 4/20/05

Dallas / Fort Worth Dallas is the 9th Largest city in the U.S. and Fort Worth is #20 Dallas' DFW airport is the third busiest airport in the world and the nation's largest inland port. DFW is the distribution center of the South West Second largest high-tech sector in the nation. Home to 17 Fortune 500 companies. Yr. over Yr. job growth was 1.37% for Dallas and 1.70% for Fort Worth as of Dec 2004. Nat'l Avg. was 1.24%. DFW claims 25% of the state's population and 33% of the state's total product as measured by GDP. Deposit Rank *- Fort Worth #4 Dallas #21 * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Tarrant county for Fort Worth and Dallas county for Dallas.)

Austin Austin was ranked #1 by Forbes.com for the best U.S. city for business and careers. Austin's business costs are 6.1% below the national average. 72% employment growth from 1990-2000 with over 280,000 new jobs added. Yr. over Yr. job growth was 1.31% as of Dec 2004. Nat'l Avg. was 1.24%. Home to the University of Texas and the #1 P.C. Maker in the Country Home to 2 Fortune 500 companies. Deposit Rank #5 * * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Travis county)

Corpus Christi Deposit Rank #1 * Corpus Christi Bay 7th Largest City in Texas 7th Largest Port in the U.S. Employs 40,000 Texans and provides $2.2 billion in income Yr. over Yr. job growth was .76% as of Dec 2004. Nat'l Avg. was 1.24% Major industries include: Petrochemical, Military, Tourism Highways and Rail system connect Corpus to the rest of North America Vast sea channels link the Port of Corpus Christi to the globe. * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Nueces county)

Rio Grande Valley Area of Detail Mc Allen is the geographic center of the region most recently termed "The Borderplex" NAFTA and the maquiladora concept have bolstered the Borderplex economy Mc Allen and Harlingen ranked 5th and 9th respectively on Forbes Best Places for business and careers. Yr. Over Yr. Job growth 4.0% as of Dec 2004. Nat'l Avg. was 1.24%. (McAllen MSA) Deposit Rank #13 * * (Based on SNL deposits at 6/30/04 for Banks and Thrifts in Hidalgo county)

Strategic Position Banking Insurance Trust & Financial Management

Deposit Growth 1999 2004 3rd Qtr 4th Qtr 1999 1792 2915 2004 4057 4852 North 1999 2004 Average Deposits 5yr CAGR 5.8% Non-interest bearing demand deposits 37.5% 5yr cagr 10.2% $7,767 $5,849

Deposit Growth by Region San Antonio Austin Corpus Christi Houston Fort Worth Dallas Valley 1st Qtr 04 2929 776 576 1361 1002 280 116 1st Qtr 05 3088 860 595 1462 1143 344 122 San Antonio Austin Corpus Christi Houston Ft. Worth Dallas Valley $ In Millions Qtd Average Deposits

Loan Growth 1999 2004 3rd Qtr 4th Qtr C&I 1635.097 2509.755 CRE 1293.352 1819.72 Consumer 1239 835 1999 2004 5yr CAGR 4.4% 5yr cagr 9.0% $5,165 $4,167 5yr cagr 7.1% C& I Loans CRE Loans Consumer Loans Period-end Loans

Loan Growth by Region $ In Millions Qtd Average Loans San Antonio Austin Corpus Christi Houston Fort Worth Dallas Valley 1st Qtr 04 1030 413 277 1078 985 477 132 1st Qtr 05 1158 486 326 1244 1147 573 155 San Antonio Austin Corpus Christi Houston Ft. Worth Dallas Valley

Loans & Deposits 1998 0.63 1999 0.673 2000 0.719 2001 0.694 2002 0.658 2003 0.594 2004 0.621 2005 Ytd 0.664 1998 0.0493 1999 0.0515 2000 0.0532 2001 0.0489 2002 0.0459 2003 0.0398 2004 0.0405 2005 Ytd 0.0429 Loans to Deposits Ratio (YTD AVG) Net Interest Margin / Earning Assets (YTD)

Loans & Deposits Q1 0.608 Q2 0.607 Q3 0.633 Q4 0.637 Q1 0.675 Q1 0.0403 Q2 0.0402 Q3 0.0409 Q4 0.0404 Q1 0.0429 Loan to Deposit Ratio (Period End) Net Interest Margin / Earning Assets (QTD) 2005 2004 2005 2004

Total Revenue 2004 Fee Income 40% of Revenue 5 yr CAGR Fee Income 8.4% Revenue 4.5% Service Charges Trust Insurance Other Net Interest Income Revenue 15.7 9.7 5.6 9.4 59.6 Service charges on deposits 15.7% Trust Fees 9.7% Insurance commissions & fees 5.6% Other fees 9.4% Net Interest Income 59.6%

Service Charges on Deposits Correspondent Commercial Retail Commercial fees 9 49 42 % of Service charges on deposits Commercial Fees 49% Retail fees 42% Service charges on deposit accounts 39% % of CFR Non-interest Income 1998 1999 2000 2001 2002 2003 2004 Expense 283035 303812 339657 312142 326035 Service charges on deposits 53601 58787 60627 70534 78417 87805 87415 5yr CAGR 8.3% Correspondent Fees 9% 2004 Commercial activity Service Chgs Correspondent 61 39 8

Correspondent Banking Banking the Banks in Texas for over 100 years. Current relationships in almost 50% of Texas counties Serve 236 Banks out of 687 Texas Banks or 1/3 of Texas Banks * Oldest existing Bank relationship began in 1901 $ in Millions Three processing centers in 3 major markets in Texas. (Dallas, Houston and San Antonio) Our Bank relationships represent $67.8 billion in Texas Bank deposits, 44% of the $153 billion in deposits for Texas Banks at 6/30/04. * * Source SNL Data as of 6/30/04. Avg '99 Avg '04 East 221.53 375 5yr CAGR of 11.1% in Core Correspondent Bank average balances Core Correspondent Deposits

Financial Management Group private trust employee benefits FMS Trust fees 70 17 13 % of CFR Trust Fees Private Trust 70% Employee Benefits 17% Financial Mgmt Services 13% Trust Fees Service Chgs 24 76 % of CFR Non-interest Income Trust Fees 24% Managed $7.8 Custody Managed Trust Assets 9.3 7.8 Trust Assets Market Value $17.1 Billion Custody $9.3 Fixed Equities Cash equiv Oil & Gas Other Managed Assets 36 39 13 6 6 Managed Assets $7.8 Billion FixedIncome 36% Equities 39% Cash Equiv. 13% Oil & Gas 6% Other 6% 2004

Frost Insurance Agency (FIA) Began Operations on May 1, 1999 Commercial Benefits Personal lines Insurance Commissions 51 16.4 18.6 14 % of Insurance Commissions Commercial 51% Total Benefits Group Combined 35% Personal lines 14% Insurance Commissions Other Non-int inc 2 12 86 % of CFR Non-interest Income Insurance Commissions and fees 14% 2004 Austin Benefits Group 16%

Loan Portfolio & Credit Quality Loan Portfolio Distribution 12 / 31 / 04 Commercial Commercial RE Consumer Mtg Indirect Nonfarm/Resi Land Dev Strip Ctrs Multifamily East 48.6 35.3 14.4 1.7 0.2 5 4.3 4.2 3.7 West North Commercial Real Estate 35.3% Consumer 14.4% Mortgage 1.7% Commercial 48.6%

Loan Portfolio & Credit Quality Largest SIC Concentrations 12 / 31 / 04 All Other Tot Energy Medical Services Services BLDG Construction Gen & Spec Trades Public Finance Legal Services Restaurants Manufacturing other East 63.1 7.6 5.5 4.2 4 3.5 3.2 3.2 2.9 2.8 West Tot Energy North 6.5 All Other 63.1% MFG Other 2.8% Total Energy 7.6% BLDG Construction 4.0% Services 4.2% Restaurants 2.9% Gen & Spec Trades 3.5% Public Finance 3.2% Medical Svcs 5.5% Legal 3.2%

Loan Portfolio & Credit Quality Largest Concentrations Secured by Real Estate 12 / 31 / 04 All Other Office Bldg Office Warehouse 1-4 Family Retail Medical Offices & Services Land Dev Strip Ctrs Non-farm/Non residential East 39.8 18.3 15.3 8.9 6.7 6.7 4.3 4.2 4.3 West North All Other 39.8% Office Bldg 18.3% 1-4 Family 8.9% Office Warehouse 15.3% Retail 6.7% Non-farm/Non Residential 4.3% Medical Offices & Svc 6.7%

Credit Quality Asset Quality - Balance Sheet 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Q3 Non-performing Assets to Total Assets 0.0127 0.0039 0.0025 0.003 0.0025 0.0027 0.0025 0.0045 0.0045 0.0055 0.0039 0.0042 0.0051 Non-discretionary 3.3 4.5 5.2 6 6.3 7.1 North 45.9 46.9 45 43.9 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Q3 Non-performing Assets to Total Assets 0.0127 0.0039 0.0053 0.0058 0.0047 0.0045 0.0042 0.0083 0.0095 0.0115 0.0076 0.0076 0.0102 Non-discretionary 3.3 4.5 5.2 6 6.3 7.1 North 45.9 46.9 45 43.9 Non-performing Assets to Total Assets Non-performing Assets to Total Loans & OREO

Credit Quality Asset Quality - Balance Sheet 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Q3 Non-Performing 1.676 2.376 3.99 3.676 4.125 3.928 3.797 3.096 Non-discretionary 3.3 0.0171 3.99 3.676 4.125 3.928 3.797 2.195 2.369 1.76 2.49 2.327 1.806 North 45.9 46.9 45 43.9 Allowance to Non-performing Loans 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Q3 Non-Performing 1.676 2.376 3.99 3.676 4.125 3.928 3.797 3.096 Non-discretionary 3.3 0.0171 0.016 0.0154 0.0147 0.014 0.014 0.0161 0.0183 0.0182 0.0147 0.0142 0.0156 North 45.9 46.9 45 43.9 Allowance for Possible loan losses to period end loans

Credit Quality Asset Quality - Operating Net Charge-off Ratio 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Provision/Net Cahrge-offs -0.2497 14.43 3.006 1.522 1.7037 1.418 1.536 1.316 1.756 1.095 0.245 1.435 Non-discretionary 3.3 4.5 5.2 6 6.3 7.1 North 45.9 46.9 45 43.9 Provision to Net Charge-offs 94 95 96 97 98 99 12:00:00 AM 12/31/2001 12/31/2002 12/31/2003 12/31/2004 Q1-05 Charge Off Ratio -0.2497 14.43 0.0012 0.0021 0.0018 0.0022 0.0021 0.0067 0.0028 0.0021 0.002 0.0013 Non-discretionary 3.3 4.5 5.2 6 6.3 7.1 North 45.9 46.9 45 43.9

Financial Performance Return on Assets * 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 Cash Earnings ROA 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 ROA 0.0084 0.0093 0.0102 0.012 0.0123 0.0128 0.0133 0.0145 0.0156 0.0102 0.0147 0.0136 0.0147 0.0141 * Note: ROA for Years 1999 -2002 are calculated using Net Income from continuing operations.

Financial Performance Return on Equity * 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 Cash Earnings ROA 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 ROE 0.0084 0.0093 0.0102 0.012 0.0123 0.1638 0.1738 0.1908 0.2087 0.1305 0.1877 0.1778 0.1791 0.1872 * Note: ROE for Years 1999 -2002 are calculated using Net Income from continuing operations.

Capital Management Leverage Ratio Two year 2.1 million Share repurchase program in place until April 29, 2006 Current dividend payout ratio of 38.5% (In line with median of peers) Tier 1 Capital Ratio 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 equity to avg assets 0.0084 0.0093 0.0102 0.012 0.0123 0.0128 0.0133 0.076 0.0745 0.0783 0.078 0.0766 0.0131 0.0141 Leverage ratio 0.0756 0.0754 0.0721 0.0725 0.0783 Total risk-based 0.1228 0.1124 0.1398 0.1416 0.1501 Tier 1 risk-based 0.1104 0.1008 0.1014 0.1046 0.1141 0.1283 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 equity to avg assets 0.0084 0.0093 0.0102 0.012 0.0123 0.0128 0.0133 0.076 0.0745 0.0783 0.078 0.0766 0.0131 0.0141 Leverage ratio 0.0756 0.0754 0.0721 0.0725 0.0783 0.0918 Total risk-based 0.1228 0.1124 0.1398 0.1416 0.1501 Tier 1 risk-based 0.1104 0.1008 0.1014 0.1046 0.1142

E-Commerce www.frostbank.com Q-1 Q-2 Q-3 Q-4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Registered Internet Users 6091 9867 12881 16722 23694 28418 32854 36592 40835 42081 48786 52899 57729 62134 66338 70678 75972 80785 85503 89714 94791 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Authenticated Logins per Quarter 421 513 570 628 746 842 978 1075 1234 1303 1438 1550 1625 1699 1875 2003 2320 2005 2003 2003 2004 2004 Number of Registered Users Authenticated logins by Quarter*(000's) 25% increase in Registrants Q1 2004 vs Q1 2005 47% consumer checking accounts online 27% business checking accounts online 43% increase in logins Q1 2004 vs Q1 2005 *Includes: Consumer& Small Business Internet Banking, Cash Management, 401k online, Online Brokerage, FMG online 2005

E-Commerce www.frostbank.com Offline Online Active Online Top 30 0.7 0.3 0.17 Frost Bank 0.63 0.37 0.22 Internet Banking Survey of top 30 US Banks Source: Boston Consulting Group Percent of Retail DDA's

Bank Acquisition History 863 * Intangible Assets at 3/31/05 were $115 million Date $ 3,089 Target First City $ 496 Feb 93 $ 38 Creekwood Capital Corp. (Asset Based Lending) 24 Dec 94 5 Valley Bancshares, Inc. 55 Apr 95 9 National Commerce Bank 125 May 95 24 Comerica Bank, Texas (2 S.A. Branches) 33 Jul 95 1 $ 325 Park National Bank (Houston) 249 Feb 96 34 119 Jan 96 State Bank & Trust (San Marcos) 18 Assets* Cash Swap CF Dallas for TCB Corpus Christi --- Apr 94 --- Citizens State Bank of Corpus Christi 211 Mar 97 33 Harrisburg Bancshares, Inc. (Houston) 250 Jan 98 55 Overton Bancshares, Inc. (Ft. Worth/Dallas) May 98 Stock $ 254 $ 316 --- Purchase Price 19 Keller State Bank (Ft. Worth) Jan 99 42 Bank of Commerce (Ft. Worth) May 99 $ in Millions 73 189 2 JPMorgan Chase Bank (1 Harlingen Branch) May 02 22 45 Horizon Capital Bank Apr 05 ** 380 62 ** Proposed merger announced Apr 05, anticipate 3rd qtr 05 closing

Insurance Acquisition History Date Target Professional Insurance Agents, Inc. May 99 Nieman Hanks Puryear Partners and Nieman Hanks Puryear Benefits Jul 00 AIS Insurance & Risk Management Aug 01 Wayland Hancock Insurance Agency, Inc. Apr 00 Market San Antonio Houston Austin Ft. Worth Brokers Insurance Designs Mar 03 Ft. Worth The Sammons Group Aug 04 Dallas

Current Ratings Rating Agency Standard & Poor's Moody's Cullen/Frost Bankers, Inc Long Term - Senior Frost National Bank Long Term - Senior Short Term A3 A2 P-1 BBB+ A- A-2

Cullen/Frost Bankers, Inc. 100 West Houston Street San Antonio, Texas 78205 w w w. f r o s t b a n k. c o m

Capital Management Equity to average assets Tangible equity/assets 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 equity to avg assets 0.0084 0.0093 0.0102 0.012 0.0123 0.0128 0.0133 0.076 0.0745 0.0783 0.078 0.0766 0.0131 0.0141 Leverage ratio 0.0756 0.0754 0.0721 0.0725 0.0783 Total risk-based 0.1228 0.1124 0.1398 0.1416 0.1501 Tier 1 risk-based 0.0541 0.0584 0.0571 0.0621 0.0685 0.0718 1992 1993*** 1994 1995 1996 1997 1998** 1999 2000 2001 2002 2003 2004 Q2 0.0085 0.0104 0.0114 0.0133 0.0139 0.0144 0.0148 0.0159 0.0169 0.0135 equity to avg assets 0.0084 0.0093 0.0102 0.012 0.0123 0.0128 0.0133 0.076 0.0745 0.0783 0.078 0.0766 0.0131 0.0141 Leverage ratio 0.076 0.0745 0.0783 0.078 0.0766 0.0811 Total risk-based 0.1228 0.1124 0.1398 0.1416 0.1501 Tier 1 risk-based 0.1104 0.1008 0.1014 0.1046 0.1142

Total Revenue Fee Income 39% of Revenue 5 yr CAGR Fee Income 7.4% Revenue 4.3% Service Charges Trust Insurance Other Net Interest Income Revenue 14.5 9.7 4.6 10 61.2 Service charges on deposits 14.5% Trust Fees 9.7% Insurance commissions & fees 4.6% Other fees 10.0% Net Interest Income 61.2% 4th Quarter 2004

Service Charges on Deposits Correspondent Commercial Retail Commercial fees 9 47 44 % of Service charges on deposits Commercial Fees 47% Retail fees 44% Service charges on deposit accounts 37% % of CFR Non-interest Income 1998 1999 2000 2001 2002 2003 2004 Expense 283035 303812 339657 312142 326035 Service charges on deposits 53601 58787 60627 70534 78417 87805 87415 5yr CAGR 8.3% Correspondent Fees 9% 4th Qtr 04

Financial Management Group Managed $7.8 private trust employee benefits FMS Trust fees 69 17 14 % of CFR Trust Fees Private Trust 69% Employee Benefits 17% Financial Mgmt Services 14% Custody Managed Trust Assets 9.3 7.8 Trust Assets Market Value $17.1 Billion Custody $9.3 Trust Fees Service Chgs 25 75 % of CFR Non-interest Income Trust Fees 25% Fixed Equities Cash equiv Oil & Gas Other Managed Assets 36 39 13 6 6 Managed Assets $7.8 Billion FixedIncome 36% Equities 39% Cash Equiv. 13% Oil & Gas 6% Other 6% 4th Qtr 04

Frost Insurance Agency (FIA) Began Operations on May 1, 1999 Rank 36th among Bank Holding Companies for the first half of 2004 Revenue Offices in San Antonio, Houston, Austin, Ft. Worth, Dallas and Victoria. Closing over 60% of all qualified bank referrals. Commercial Benefits Personal lines Insurance Commissions 59 26 15 % of Insurance Commissions Commercial 59% Benefits 26% Personal lines 15% Insurance Commissions Other Non-int inc 12 88 % of CFR Non-interest Income Insurance Commissions and fees 12% 4th Qtr 04